Exhibit 99.2

MAKING SUSTAINABLE
LIVING COMMONPLACE

Unilever

FORM OF PROXY

Annual General Meeting
27 April 2017

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PROXY FORM FAQs

1.	I AM PLANNING TO ATTEND THE AGM. DO I NEED TO COMPLETE THE PROXY FORM OR BRING IT WITH ME?

No. Please bring the attached Attendance Card with you, as this is necessary for your admission to the AGM. If you do not bring the Attendance Card with you then proof of ID will be required for you to gain admittance to the AGM.

2.	I AM UNABLE TO COME TO THE AGM AND WOULD LIKE SOMEONE ELSE TO ATTEND IN MY PLACE. WHAT DO I DO?

Please enter the name of the person you would like to attend the AGM in your place (your ‘Proxy’) in the space provided on the form, sign and date the form, and return it to Computershare in the envelope provided, to arrive with them no later than 10.00am on Tuesday 25 April 2017. If the Proxy is being appointed in relation to part of your holding only, please enter in the box next to the Proxy’s name the number of shares in relation to which they are authorised to act as your Proxy. If this box is left blank they will be authorised in respect of your full voting entitlement. Your Proxy does not have to be a shareholder of the Company. You may appoint more than one Proxy if you wish, and for further information please see question 3.

3.	HOW DO I APPOINT MORE THAN ONE PROXY?

You may appoint more than one Proxy in relation to your shareholding provided that each Proxy is appointed to exercise the rights attached to a different share or shares. To do this you must complete a separate form for each Proxy. You can either copy this form, or obtain additional copies from Computershare on 0370 600 3977. Please indicate the Proxy’s name in the space provided and state the number of shares for which you are authorising them to act on your behalf in the box to the right of their name. Please also remember to put an ‘X’ in the box to the right to make clear that the appointment is one of a multiple and return all of the Proxy appointments together in the same envelope.

4.	CAN I TELL MY PROXY HOW THEY SHOULD CAST MY VOTES?

As a shareholder, you are entitled to appoint a Proxy (who need not be a shareholder) to exercise all or any of your rights to attend, speak and vote at a general meeting. If you wish your Proxy to vote in a particular way or withhold a vote, please put an ‘X’ in the appropriate ‘For’, ‘Against’ or ‘Vote withheld’ box for each Resolution.

10.	CAN I CHANGE MY PROXY APPOINTMENT?

Yes. When two or more valid but differing appointments of a Proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or the date of its signature) shall be treated as replacing and revoking the others as regards that share. If the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

11.	I AM COMPLETING AND SIGNING THE PROXY FORM ON BEHALF OF THE SHAREHOLDER UNDER A POWER OF ATTORNEY (OR OTHER AUTHORITY). WHAT SHOULD I DO?

Please put an ‘X’ where requested in the relevant box next to your signature on the Proxy Form. When you return the Proxy Form, you must include the Power of Attorney or authority, or a copy certified by a notary. Certified copies will not be returned to you.

12.	WE ARE REGISTERED AS JOINT HOLDERS OF THE SHARES. WHAT HAPPENS?

Any or all joint holders may attend the AGM, although only one holder may vote in person or by Proxy. Only one holder need sign the Proxy Form. If more than one holder is present at the AGM, or if more than one Proxy Form is received in respect of a joint holding, only the vote or ‘Vote withheld’ of the ‘senior’ holder will be accepted. Seniority is determined by the order in which the joint holders’ names appear on the register of Shareholders.

13.	I HAVE RECENTLY SOLD/AM PLANNING TO SELL MY SHARES. WHAT IS THE CUT-OFF DATE FOR ATTENDING THE AGM?

You are entitled to attend and vote at the AGM, or to appoint a Proxy, in respect of the number of shares registered in your name in the Register of Shareholders as at 6.00pm on Tuesday 25 April 2017. Any changes to the Register of Shareholders after that time are disregarded for the purposes of the AGM.

5.	WHAT IF I DO NOT GIVE MY PROXY INSTRUCTIONS ON HOW TO VOTE?

You should note that if you do not give any voting instructions in relation to a Resolution, your Proxy will have authority to vote or to withhold a vote on that Resolution as he/she thinks fit. A Proxy will also have authority to vote or to withhold a vote on any other business (including amendments to Resolutions) which properly comes before the AGM, as he/she thinks fit.

6.	WHAT IS THE EFFECT OF A ‘VOTE WITHHELD’ INSTRUCTION?

If you wish to have the fact that you prefer not to vote on a Resolution recorded, you should instruct your Proxy to withhold such vote. A ’Vote withheld’ is not a vote in law and will not be counted in the calculation.

7.	I AM UNABLE TO ATTEND THE AGM OR TO SEND SOMEONE ELSE IN MY PLACE. CAN I STILL CAST MY VOTES?

Yes. The Proxy Form provides for you to appoint the Chairman of the AGM as your Proxy. Just leave the space blank, and sign and return the form, as in (2) above. You can either indicate your voting instructions (see 4 above), or allow the Chairman to vote at his discretion. Your vote will then be counted in the event of a poll on any of the Resolutions.

8.	MUST I CAST ALL MY VOTES IN ONE WAY?

No. An ‘X’ in the box will indicate that your total holding should be voted in one way. However, if you wish to vote on a Resolution with some shares ‘For’, some shares ‘Against’ and register a ‘Vote withheld’ with others, please write the appropriate number of shares in each box.

9.	I MAY BE ABLE TO COME TO THE AGM AT THE LAST MINUTE. WHAT HAPPENS IF I HAVE ALREADY APPOINTED A PROXY?

You are still entitled to attend the AGM and vote in person. Any instructions given to your Proxy will then be ineffective.

14.	THE REGISTERED SHAREHOLDER IS A LIMITED COMPANY. HOW DOES IT APPOINT A PROXY?

In the case of a shareholder which is a company, the Proxy Form must be executed either (i) under its common seal or (ii) signed on its behalf by an attorney or officer duly authorised. All signatories must state their capacity (e.g. director, secretary). Alternatively, the company may appoint an individual or individuals to attend the AGM as its corporate representative(s) who may exercise on its behalf all of its powers as a shareholder provided that they do not do so in relation to the same shares, by providing a letter to that effect, duly signed by an authorised officer of the company.

15.	I HOLD MY SHARES IN CREST. HOW MAY I APPOINT A PROXY?

If you are a user of the CREST system (including a CREST Personal Shareholder), you may appoint one or more Proxies or give an instruction to a Proxy by having an appropriate CREST message transmitted. To appoint a Proxy or to give an instruction to a Proxy (whether previously appointed or otherwise) via the CREST system, the CREST message must be received by the issuer’s agent (ID number 3RA50) no later than 10.00am on Tuesday 25 April 2017. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. CREST Personal Shareholders or other CREST sponsored shareholders should contact their CREST sponsor for assistance with appointing Proxies via CREST. For further information on CREST procedures, limitations and systems timings please refer to the CREST Manual. The Company may treat as invalid a Proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

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Attendance Card – Unilever PLC
Please bring this card with you to the Meeting and present it at Shareholder registration/accreditation.
Additional Holders:

The Chairman of Unilever PLC invites you to attend the Annual General Meeting of the Company to be held on Thursday 27 April 2017 at 10.00am at the Hilton London Bankside hotel, Bear Lane, London, SE1 0UH.

Shareholder Reference Number

Please detach this portion before posting this proxy form.

To be effective, all proxy appointments must be lodged with the Company’s registrars at:

Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY by Tuesday 25 April 2017 at 10.00am.

NOTES: ATTENDANCE AT THE ANNUAL GENERAL MEETING

1.	If you are attending the Annual General Meeting please sign the attendance card, bring it with you and hand it in on arrival. It is necessary for your admission to the Meeting. If you do not bring this card with you then proof of ID will be required for you to gain admittance to the Meeting.

2.	For your safety and security, there may be checks and bag searches of those attending the Annual General Meeting. We recommend you arrive a little early to allow time for these procedures.
3.	Registration will start at 9.00am. The Meeting will start at 10.00am. Refreshments will be available. Please be reminded that big bags will not be allowed into the Meeting. Cameras, recording equipment and other items which might interfere with the good order of the Meeting will not be permitted in the hall.

4.	The venue offers access for disabled shareholders and a loop system for the hearing impaired. If you have any special access requirements please contact our AGM helpdesk in advance at shareholder.services@unilever.com or on 020 7822 5500.

Kindly Note: This form is issued only to the addressee(s) and is specific to the unique designated account printed hereon. This personalised form is not transferable between different: (i) account holders; or (ii) uniquely designated accounts. The Company and Computershare Investor Services PLC accept no liability for any instruction that does not comply with these conditions.

All Named Holders

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Attendance Card

Annual General Meeting

Hilton London Bankside hotel, Bear Lane, London, SE1 0UH

At 10.00am on Thursday 27 April 2017.

If you attend the Annual General Meeting please sign below and hand it in on arrival.

Please read the attendance notes overleaf.

Signature

Form of Proxy

Please complete this box only if you wish to appoint a third party proxy other than the Chairman. Please leave this box blank if you want to select the Chairman.

Do not insert your own name(s).

I/We hereby appoint the Chairman of the Meeting OR the person indicated in the box above as my/our proxy to attend, speak and vote in respect of my/our full voting entitlement* on my/our behalf at the Unilever Annual General Meeting to be held on Thursday 27 April 2017 at 10.00am at the Hilton London Bankside hotel, Bear Lane, London, SE1 0UH, and at any adjourned meeting.

* For the appointment of more than one proxy, please refer to Explanatory Note 3 (Overleaf).	Please use a black pen. Mark with an X
Please mark here to indicate that this proxy appointment is one of multiple appointments being made.	inside the box as shown in this example.

	Ordinary Resolutions	For	Against	Vote Withheld			For	Against	Vote Withheld
1.	To receive the Report and Accounts for the year ended 31 December 2016				14.	To re-elect Mr G Pitkethly as an Executive Director
2.	To approve the Directors’ Remuneration Report				15.	To re-elect Mr P G J M Polman as an Executive Director
3.	To approve the Directors’ Remuneration Policy				16.	To re-elect Mr J Rishton as a Non-Executive Director
4.	To approve the Unilever Share Plan 2017				17.	To re-elect Mr F Sijbesma as a Non-Executive Director
5.	To re-elect Mr N S Andersen as a Non-Executive Director				18.	To reappoint KPMG LLP as Auditors of the Company
6.	To re-elect Mrs L M Cha as a Non-Executive Director				19.	To authorise the Directors to fix the remuneration of the Auditors
7.	To re-elect Mr V Colao as a Non-Executive Director				20.	To authorise Political Donations and Expenditure
8.	To re-elect Dr M Dekkers as a Non-Executive Director				21.	To renew the authority to Directors to issue shares
9.	To re-elect Ms A M Fudge as a Non-Executive Director				22.	To renew the authority to Directors to disapply preemption rights
10.	To re-elect Dr J Hartmann as a Non-Executive Director				23.	To renew the authority to Directors to disapply preemption rights for the purposes of acquisitions or capital investments
11.	To re-elect Ms M Ma as a Non-Executive Director				24.	To renew the authority to the Company to purchase its own shares
12.	To re-elect Mr S Masiyiwa as a Non-Executive Director				25.	To shorten the Notice period for General Meetings
13.	To re-elect Professor Y Moon as a Non-Executive Director				Intention to Attend Please indicate if you intend to attend the AGM

					I/We instruct my/our proxy as indicated on this form. Unless otherwise instructed the proxy may vote as he or she sees fit or abstain in relation to any business of the meeting.

Signature	Date	In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an attorney or officer duly authorised, stating their capacity (e.g. director, secretary).
DD / MM / YY

E X T 0 5 5 7 0 2 5 U N L

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